UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Princeton Review, Inc.

Full Name of Registrant

Former Name if Applicable

111 Speen Street

Address of Principal Executive Office (Street and Number)

Framingham, MA 01701

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Princeton Review, Inc. (the “Company”) is delayed in preparing and filing its annual report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) due to the substantial management effort and focus which resulted in the Company entering into a material binding agreement to sell its Higher Education Readiness (“HER”) division on March 26, 2012, approximately 4 days prior to the filing due date for our Form 10-K. The Company’s staff and external resources have been substantially committed to the negotiation, due diligence and completion of the agreement, which has had a direct impact on the Company’s ability to file its Form 10-K.

The Company intends to file its Form 10-K with the Securities and Exchange Commission as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 10-K on or before April 16, 2012 in compliance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kyle A. Bettigole	508	663-5050
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations for its fiscal year ended December 31, 2011 compared to fiscal year ended December 31, 2010, primarily as a result of discontinued operations and a non-cash impairment charge in the current reporting year. Based on the information available at this time, the Company anticipates total revenue to be $188.8 million in 2011 compared to $213.8 million in 2010. Revenue in 2010 included $14.7 million of revenue from the Company’s former Supplemental Educational Services division, a business that we exited in June 2010. Loss from continuing operations is currently expected to be $107.5 million in 2011 compared to $45.1 million in 2010. The loss from continuing operations in 2011 includes a non-cash impairment charge for goodwill and other intangible assets of $83.5 million recognized during the third quarter of 2011. Loss from discontinued operations is expected to be $12.1 million in 2011 compared to $6.7 million in 2010. During 2011, in conjunction with the termination of strategic ventures with Bristol Community College and the National Labor College, the Company ceased all activities relating to strategic venture partnerships and discontinued its Career Education Partnerships division.

The Company discussed liquidity risk in its quarterly report on Form 10-Q for the interim period ended September 30, 2011 filed on November 9, 2011. The Company continues to evaluate the adequacy of existing resources and its ongoing liquidity through 2012. Management continues to take actions to increase profitability and liquidity by improving operating efficiencies and sales execution in both the HER and Penn Foster divisions. In addition, management continues to pursue opportunities to address its capital structure in the near term by evaluating and/or pursuing various alternatives including, but not limited to, raising capital through a public offering, securing additional debt financing from new or existing investors and/or raising capital through the sale of assets, including the aforementioned agreement to sell the Test Preparation Business. There can be no assurance that such additional capital will be available on terms acceptable to the Company, if at all.

The foregoing information is based on the Company’s preliminary estimates of its results of operations for 2011 and anticipated changes from the prior year. The Company’s estimates are subject to change and actual results may differ significantly from these estimates.

The Princeton Review, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2012	By	/s/ Kyle A. Bettigole
Kyle A. Bettigole
Senior Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.